

Mail Stop 3030

September 17, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Necip Sayiner
Chief Executive Officer
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, TX   78701

> **Re: Silicon Laboratories Inc.**
> **Form 10-K for fiscal year ended January 3, 2009**
> **Filed February 11, 2009**
> **File No. 0-29823**

Dear Mr. Sayiner:

We have reviewed your letter dated September 4, 2009 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Necip Sayiner
Silicon Laboratories Inc.
September 17, 2009
Page 2

Form 10-K for fiscal year ended January 3, 2009

Note 2. Significant Accounting Policies, page F-7

-Revenue Recognition, page F-10

1.   We note in your response to prior comment 1 to our letter dated August 24, 2009 that price adjustments generally have not been material. Please clarify for us the situations in which the adjustments have been material and quantify the effects.

2.   Further to the above, to the extent price adjustments or returns do become material to the results of your operations or you believe that the adjustments could be material to future periods, revise future filings to present the gross amounts of deferred costs and deferred revenue in MD&A or the footnotes to your financial statements.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

                        Sincerely,

                        Lynn Dicker
                        Reviewing Accountant